February 21, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael McTiernan, Assistant Director Adam F. Turk, Attorney-Adviser Wilson Lee, Staff Accountant Jonathan Wiggins, Staff Accountant

Re:	Bazaarvoice, Inc. Registration Statement on Form S-1 (File No. 333-176506)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Bazaarvoice, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m., Eastern Time, on February 23, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated on February 9, 2012 and included in Amendment No. 4 to the above-referenced Registration Statement:

(i) Dates of distribution: on February 9, 2012 through the date hereof.

(ii) Number of prospective underwriters to whom the preliminary prospectus was furnished: 6.

(iii) Number of preliminary prospectuses furnished to investors: approximately 5,192.

(iv) Number of preliminary prospectuses furnished to dealers: approximately 0.

(iv) Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 95.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. LLC DEUTSCHE BANK SECURITIES INC. CREDIT SUISSE SECURITIES (USA) LLC

Acting severally on behalf of themselves and the several underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Cummings
Name: Lauren Cummings
Title: Vice President

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ John Reed
Name: John Reed
Title: Director

By:	/s/ Brad Miller
Name: Brad Miller
Title: Managing Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Imran Khan
Name: Imran Khan
Title: Managing Director

[Signature Page to Acceleration Request by Underwriters]